

October 25, 2017

Mail Stop 4720

<u>Via Email</u>
William J. Janetschek
Chief Financial Officer
KKR & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019

      Re: KKR & Co. L.P.
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed February 24, 2017
             File No. 001-34820

Dear Mr. Janetschek:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Hugh West

                    Hugh West
                    Accounting Branch Chief
                    Office of Financial Services